SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political subdivisions Thereof
Amendment No. 2
to
ANNUAL REPORT
of
PROVINCE OF NOVA SCOTIA CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
PAMELA WALLIN
DAVID MURCHISON
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020-1175

DAVID H. LANDAU Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022-2585	VICKI L. HARNISH Deputy Minister of Finance Province of Nova Scotia P.O. Box 187 Halifax, Nova Scotia B3J 2N3

*	The Registrant filed this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-1.2: TERMS AGREEMENT
EX-4.1: FISCAL AGENCY AGREEMENT
EX-5.1: OPINION AND CONSENT OF THE ATTORNEY GENERAL OF THE PROVINCE OF NOVA SCOTIA
EX-5.2: OPINION AND CONSENT OF KATTEN MUNCHIN ROSENMAN LLP
EX-99.1: ITEMIZED LIST OF EXPENSES

     In connection with the issuance by the Province of Nova Scotia of U.S. $500,000,000 aggregate principal of its 5.125% Bonds due January 26, 2017 (the “Bonds”), the undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) on Form 18-K for the fiscal year ended March 31, 2006, as set forth in the pages attached hereto:
     The following additional exhibits are added to the Annual Report:

Exhibit
1.2	Terms Agreement, dated January 18, 2007, between Province of Nova Scotia and Merrill Lynch Pierce & Fenner and Smith Incorporated as Representatives of several Underwriters named therein, with Province of Nova Scotia Underwriting Agreement Standard Provisions (Debt Securities), dated January 18, 2007, attached thereto

4.1	Fiscal Agency Agreement dated as of January 26, 2007, between Province of Nova Scotia and Bank of New York, as fiscal agent, registrar, principal paying agent transfer agent and DTC custodian

4.2	Form of Bond (included in Exhibit 1 to the Fiscal Agency Agreement)

5.1	Opinion and Consent of the Attorney General of the Province of Nova Scotia

5.2	Opinion and Consent of Katten Muchin Rosenman LLP, Special United States tax counsel to Nova Scotia

99.1	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province of Nova Scotia in connection with the issuance of the Bonds

99.2	List of names and addresses of the underwriters (included in Exhibit 1.2)
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, it’s authorized agent.

Province of Nova Scotia
By:	/s/ Elizabeth A. Cody
Assistant Deputy Minister of Finance

Dated January 26, 2007

EXHIBIT INDEX

Exhibit
Number	Description
1.2	Terms Agreement, dated January 18, 2007, between Province of Nova Scotia and Merrill Lynch Pierce & Fenner and Smith Incorporated as Representatives of several Underwriters named therein, with Province of Nova Scotia Underwriting Agreement Standard Provisions (Debt Securities), dated January 18, 2007, attached thereto

4.1	Fiscal Agency Agreement dated as of January 26, 2007, between Province of Nova Scotia and Bank of New York, as fiscal agent, registrar, principal paying agent transfer agent and DTC custodian

4.2	Form of Bond (included in Exhibit 1 to the Fiscal Agency Agreement)

5.1	Opinion and Consent of the Attorney General of the Province of Nova Scotia

5.2	Opinion and Consent of Katten Muchin Rosenman LLP, Special United States tax counsel to Nova Scotia

99.1	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province of Nova Scotia in connection with the issuance of the Bonds

99.2	List of names and addresses of the underwriters (included in Exhibit 1.2)